UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q
             |_| Form 10-D |_|Form N-SAR |_| Form N-CSR
             For Period Ended: September 30, 2008
             |_| Transition Report on Form 10-K
             |_| Transition Report on Form 20-F
             |_| Transition Report on Form 11-K
             |_| Transition Report on Form 10-Q
             |_| Transition Report on Form N-SAR
             For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I -- REGISTRANT INFORMATION

Affinity Technology Group, Inc.
-------------------------------
Full Name of Registrant

Not Applicable
--------------
Former Name if Applicable

1310 Lady Street, Suite 601
---------------------------
Address of Principal Executive Office (Street and Number)

Columbia, South Carolina 29201
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     |_|       (a)   The reason described in reasonable detail in Part III of
     ---             this form could not be eliminated without unreasonable
                     effort or expense

               (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.


                 Affinity Technology Group, Inc. (the "Company") is unable to timely file its Quarterly Report on Form 10-Q (the "Form 10-Q") for the quarter ended September 30, 2008. On August 19, 2008, the Company filed a voluntary petition in the United States Bankruptcy Court for the District of South Carolina (the "Bankruptcy Court") seeking relief under the provisions of Chapter 11 of the United States Bankruptcy Code (Case No. 08-04979-dd). The Company's domestic subsidiary, decisioning.com, Inc., also filed a voluntary petition under Chapter 11 in the Bankruptcy Court on August 29, 2008 (Case No. 08-05263-dd) (collectively, the "Chapter 11 Cases"). The Chapter 11 Cases have been assigned to the Honorable David R. Duncan and will be jointly administered. For the present time, the Company will continue to manage its properties and operate its business as a debtor-in-possession under the jurisdiction of the Bankruptcy Court and in accordance with the applicable provisions of the United States Bankruptcy Code and orders of the Bankruptcy Court. The Company intends to offer its patent portfolio for sale and has engaged a broker to assist it in its attempt to sell its patents (see Form 8-K filed November 7, 2008). The Company can give no assurance that it will be successful in completing a sale of its assets or otherwise generating proceeds from the Chapter 11 Cases, or that it will not be forced to convert the Chapter 11 Cases to cases under Chapter 7 of the United States Bankruptcy Code, under which a trustee would be appointed by the Bankruptcy Court to liquidate the Company. The Company's financial resources are almost completely exhausted and the financial reporting and other requirements required in connection with the Chapter 11 Cases and in connection with assisting in the sales broker have diverted internal resources from the preparation of the financial statements and other information to be included in the Form 10-Q. Moreover, the Company's independent registered public accounting firm has resigned (see Form 8-K filed August 29, 2008) and the registrant does not have the financial resources to engage another independent registered public accounting firm to review its financial statements to be included in its Form 10-Q. The registrant has not represented in Part II of this Form 12b-25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b-25 in order for the Form 10-Q to be considered to be timely filed, because the registrant believes that it will not be able to file the Form 10-Q within that period.





PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

       Joseph A. Boyle             (803)                      758-2511
       ---------------             -----                      --------
           (Name)               (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

        Forward-Looking Statements

        Forward-looking statements in this Form 12b-25 are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that the Company's business is subject to several substantial risks and uncertainties, including the recent adverse ruling of the Federal Appeals Court in its patent litigation, the judgment against the Company related to its lawsuit with Temple Ligon and its inability and failure to pay amounts due under its secured convertible notes, which, combined with the Company's very limited capital resources, has threatened the viability of the Company's business as a going concern and may make it difficult or impossible to raise additional capital in amounts sufficient to permit it to continue operations or pursue further legal options for vindicating its patent claims; the risk that the Company may lose all or part of the claims covered by its patents as a result of challenges to its patents; the risk that its patents may be subject to additional reexamination by the U.S. Patent and Trademark Office or challenges by third parties; the results of ongoing litigation, including the recent adverse ruling of the Federal Appeals Court in the Company's patent litigation; and, unanticipated costs and expenses affecting the Company's cash position. Additionally, due to its inability to pay its judgment associated with its longstanding lawsuit with Temple Ligon and its inability and failure to pay amounts due related to its convertible notes, the Company has filed a voluntary petition for relief under Chapter 11 of the United States Bankruptcy Code and is offering its remaining patents and rights thereunder for sale. The Company can give no assurances that it will be successful in completing a sale of its patents or that any proceeds from such sale would be sufficient to satisfy any of its obligations in whole or in part or that there will be any residual proceeds that would accrue to the benefit of any of the Company's constituencies, including the Company's secured or unsecured creditors or its stockholders. Moreover, the Company can give no assurances that it will have the financial resources to complete the Chapter 11 bankruptcy process and that it will not be forced to later convert its Chapter 11 proceedings to one under Chapter 7 of the United States Bankruptcy Code, under which a trustee would be appointed by the Bankruptcy Court to liquidate the Company. Further, there can be no assurance that the Company will prevail on its claims of patent infringement against third parties or that such claims will result in the award of monetary damages to the Company. These and other factors discussed in the Company's filings with the Securities and Exchange Commission, including the information set forth in Part I, Item 1A. "Risk Factors" of the Company's Annual Report on Form 10-K for the year ended December 31, 2007, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 and other filings the Company makes with the Securities and Exchange Commission from time to time. The Company is not responsible for updating the information contained in this Form 12b-25 beyond the publication date, or for changes made to this document by wire services or Internet Services.

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                         Affinity Technology Group, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  November 14, 2008                   By: /s/ Joseph A. Boyle
                                              --------------------
                                               Joseph A. Boyle
                                 President, Chairman and Chief Executive Officer